Exhibit 99.1

Lentuo International Announces Second Quarter 2013 Financial Results

BEIJING, China, September 12, 2013/PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial Highlights

•            Net income increased 152.9% to RMB21.3 million ($3.5 million), from net income of RMB8.4 million in the second quarter of 2012.

•            Overall gross margin of repair and maintenance services reached 12.1%, up from 9.1% in the second quarter of 2012.

•            Repair and maintenance revenue as a proportion of total revenue increased to 12.7% from 8.1% in the second quarter 2012.

•            Revenues decreased4.1% to RMB760.3million ($123.9 million), from RMB792.5million in the second quarter 2012.

•            Vehicles sold decreased 7.6% to 3,973vehicles, from 4,301 vehicles in the second quarter 2012 while gross margin for new car sales increased to 6.5% from 5.1% in the second quarter of 2012.

•            Vehicles serviced increased 8.3% to 49,650 vehicles, from 45,843 vehicles in the second quarter 2012.

“I am pleased to report a significant increase in our profits year-over-year as we return to profitability after losses in the previous three quarters,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo. “This is the result of our continued strategic focus on the high-end car market and expansion of our after sales services. These results are indicative of our ability to capitalize on the long-term fundamentals of China’s auto industry and our determination to see our strategy through.”

“We expect to see our operational and financial performance continue to align with our solid fundamentals as exciting new projects grow to scale such as our recently opened and fully operational FAW-Volkswagen flagship store and pre-owned car center in Beijing. Our joint-venture project with Itochu Corporation has also begun operating and leveraging the substantial financial and managerial resources Itochu has to offer as it seeks to capitalize on the growing demand for premium cars in China. Additionally, we signed a letter of intent with Hailin government to jointly develop the Hailin City Auto Mall which also marks another important step in our growth strategy as we expand our presence outside Beijing and develop our brand equity.”

Mr. Hetong Guo concluded, “In summary, we are excited about the opportunities that lie ahead. We have further solidified our position and ability to compete in this highly competitive market with the execution of our strategy and focus on greenfield expansion. The additional resources provided by our milestone agreements with Itochu and First Automobile Finance have assisted us in establishing and creating new revenue streams which we fully intend to capitalize on. I look forward to fully leveraging these initiatives as we seek to deliver sustainable growth over the long-term.”

Second Quarter 2013 Financial Performance

Revenues for the three months ended June 30, 2013decreasedby 4.1% to RMB760.3 million ($123.9 million) from RMB792.5 million in the second quarter of 2012.

Revenues from automobile sales decreased by 9.3% to RMB644.0million ($104.9 million) during the second quarter of 2013from RMB709.9million during the same period in 2012. The Company sold 3,973 vehicles, a 7.6% decrease from 4,301 vehicles in the second quarter of 2012. For several quarters, the Company had aggressively responded to increasing competition with promotional campaigns in order to protect and expand its customer base. That having been accomplished, the Company has felt confident enough, despite continuing strong competition, to start adjusting its strategy during the second quarter and focus on improving profitability at the cost of absolute unit sales.

The average new vehicle unit price for the second quarter of 2013 was RMB164,716 ($26,838), a1.8% decrease from RMB167,730in the same period in 2012 but up 7.4% from RMB153,299 in the first quarter of 2013.

Revenues from repair and maintenance services in the second quarter of 2013increased by49.6% to RMB96.6 million ($15.7 million) from RMB64.6 million during the same period in 2012. The Company serviced 49,650 vehicles during the three months ended June 30, 2013, an8.3% increase from the 45,843vehicles serviced in the second quarter of 2012. The increase in revenues from repair and maintenance services was primarily due to a number of marketing and promotional campaigns launched by the Company in order to promote its service offerings and improve customer satisfaction. The increase was also partially due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-priced products which tend to contribute more to profits such as severe accident repair services.

	Revenues (in thousands of Renminbi)		% Increase
	2Q 13	2Q 12	(Decrease)
Sales of automobiles
Beijing	540,156	583,122	(7.4)%
Outside Beijing	103,850	126,734	(18.1)%
Total	644,006	709,856	(9.3)%

Repair and maintenance services
Beijing	78,403	48,922	60.3%
Outside Beijing	18,209	15,667	16.2%
Total	96,612	64,589	49.6%

	Revenues (in thousands of Renminbi)		% Increase
	2Q 13	2Q 12	(Decrease)
Sales of automobiles
German Branded	413,479	463,780	(10.8)%
Japanese Branded	230,527	246,076	(6.3)%
Total	644,006	709,856	(9.3)%

Repair and maintenance services
German Branded	62,714	39,820	57.5%
Japanese Branded	33,898	24,769	36.9%
Total	96,612	64,589	49.6%

	Percent of Total Revenues
Revenue Category	2Q 13	2Q 12
Sales of automobiles	84.7%	89.6%
Automobile repair and maintenance services	12.7%	8.1%
Sales of leased automobiles	1.4%	1.5%
Other services	1.2%	0.8%
Total	100%	100%

Cost of goods sold decreased by 7.3% to RMB668.0 million ($108.8 million) in the second quarter of 2013 from RMB720.5 million in the same period of 2012 as a result of lower revenue.

Gross profit increased by 28.2% to RMB92.2 million ($15.0million) in the second quarter of 2013 from RMB71.9 million in the same quarter of 2012. The increase in gross profit was mainly due to the increase in overall gross profit margin.

Overall gross margin for the second quarter of 2013 increased to12.1% from 9.1% in the second quarter of 2012. Specifically, the gross margin for automobile sales increased to6.5% in the second quarter of 2013 from 5.1% in the same period of 2012, while the gross margin of repair and maintenance services decreased to40.0% as compared to 52.3% for the same period in 2012 but up from 33.9% in the first quarter of 2013. The increase in gross margin for automobiles sales was primarily due to the optimization of the Company’s product mix towards higher-margin cars of the same brand. Gross margin for repair and maintenance services declined primarily due to various promotional campaigns launched by the Company aimed at increasing repair and maintenance revenue as a proportion of total revenue. Overall gross margin increased due to the increased contribution of repair and maintenance services revenue as a proportion of total revenue.

Selling, marketing and distribution expenses increased by7.6% to RMB25.9 million ($4.2 million) in the second quarter of 2013 from RMB24.1 million during the same period of 2012. The increase was primarily due to additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.4% in the second quarter of 2013 from 3.0% in the second quarter of 2012.

General and administrative expenses increased by 3.3% to RMB16.6 million ($2.7million) in the second quarter of 2013 from RMB16.1 million during the same quarter of 2012.The increase was primarily the result of the addition of staff for the new dealerships. As a percentage of revenues, general and administrative expenses increased to 2.2% in the second quarter of 2013 from 2.0% in the second quarter of 2012.

Operating income for the second quarter of 2013 was RMB49.7 million ($8.1 million), an increase of 56.5% from RMB31.7 million for the same period in 2012.

Operating margin for the second quarter of 2013 was 6.5%, compared to 4.0% for the same quarter in 2012. The increase in operating margin was primarily attributable to the 300 basis point increase in overall gross margin and the 60 basis point increase in operating expenses as a percentage of revenue.

Net income attributable to controlling interest increased 152.9% to RMB21.3million ($3.5million)during the second quarter of 2013fromRMB8.4 million for the same period in 2012.

Basic and diluted earnings per ordinary share were RMB0.36($0.06) for the second quarter of 2013 compared to basic and diluted earnings per ordinary share of RMB0.14for the second quarter of 2012. This translates into basic and diluted earnings per ADS of RMB0.72 ($0.12) in the second quarter of 2013. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the second quarter of 2013 remained unchanged from one year ago at 58,937,912.

Liquidity and Capital Resources

As of June 30, 2013, the Company had cash and cash equivalents of RMB323.7 million ($52.7 million), compared to RMB318.9 million as of December 31, 2012.

Expansion Strategy Update

Lentuo’s new FAW-Volkswagen flagship store in Beijing officially opened in mid-July and is performing up to expectations.

Lentuo’s centralized pre-owned car center housed within the FAW-Volkswagen flagship store has also officially opened and has begun selling used vehicles and providing other value-added services. The pre-owned car center will consolidate and centralize the pre-owned car business activities previously managed by individual dealerships and bring them under the management of Lentuo’s headquarters. As the Company continues its dealership expansion outside Beijing, the pre-owned car business will span across various regions enabling low-end vehicles traded-in at Lentuo’s Beijing dealerships to be sold in tier two and tier three cities in China.

Lentuo signed a letter of intent with the Hailin Economic and Technological Development Zone in Hailin City, Heilongjiang Province, China to jointly develop the Hailin-Lentuo Auto Mall. The Hailin-Lentuo Auto Mall will include numerous full-service 4S1 dealerships from some of the world’s leading brands with a large inventory of new and pre-owned cars, state-of-the-art showrooms, repair and maintenance service centers, vehicle insurance vendors, leasing services, auto parts, carwash services, etc.

The Company’s joint venture agreement with Itochu, a Fortune Global 500 company, has received all necessary government approvals and has become operational. The joint-venture will focus on the expansion of Lentuo’s high-end car dealerships across China, starting with the new Audi 4S dealership under construction in southern Beijing. The joint-venture will also scale up its higher margin repair and maintenance services.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on September 12, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-2068
International Dial In	+1480-629-9712

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on September 12, 2013 through 11:59 p.m. Eastern Daylight Time on September 19, 2013. The dial-in details for the replay are:

U.S. Toll Free	+1877-870-5176
International Dial In:	+1858-384-5517
Passcode:	4638997

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://lentuo.investorroom.com/ or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.1374 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2013.

1 4S refers to authorized dealerships in China that provide Sales, Spare parts, Service and Survey services.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shops and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. JiangyuLuo
Acting CFO
Lentuo International Inc.
Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com